NEXT BRIDGE HYDROCARBONS, INC.

500 West Texas Ave., Suite 890

Midland, Texas 79701

(432) 684-0018

February 8, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cheryl Brown and Karina Dorin

Re:	Next Bridge Hydrocarbons, Inc.

Registration Statement on Form S-1

File No. 333-273442

Ladies and Gentlemen:

Next Bridge Hydrocarbons, Inc. (the “Registrant”) filed the above-referenced registration statement on Form S-1 (the “Registration Statement”); the latest amendment was filed on December 1, 2023. Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Securities Act”), the Registrant hereby requests that the Registration Statement, together with its amendments and exhibits, be withdrawn at your earliest convenience.

The Registration Statement has not been declared effective. The Registrant no longer wishes to register the securities in the Registration Statement. The Registrant represents that no securities have been sold pursuant to the Registration Statement. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against any future filing fees.

Please call Jack Jacobsen at O’Melveny & Myers LLP at 972-360-1914 with any questions or comments regarding this filing or if he may assist you in any way.

Very truly yours,

/s/ Gregory McCabe
Gregory McCabe Chairman and Chief Executive Officer